Exhibit 99.1

Goldcorp Announces Secondary Offering of Shares of Tahoe Resources

TSX: G NYSE: GG

VANCOUVER, June 15, 2015 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) and Tahoe Resources Inc. ("Tahoe") (TSX: THO, NYSE: TAHO, BVL: THO) today announced that they have entered into an agreement with GMP Securities L.P. and BMO Capital Markets acting as joint bookrunners on behalf of a syndicate of underwriters (collectively, the "Underwriters") for a secondary offering by Goldcorp, on a bought deal basis, of 58,051,692 common shares of Tahoe (the "Common Shares") at a price of C$17.20 per Common Share for gross proceeds of C$998,489,102 (the "Offering"). The Offering represents the sale of all of Goldcorp's interest in Tahoe. Tahoe will not receive any of the proceeds from the Offering.

"Divesting non-core assets has been instrumental to Goldcorp's growth and consistently sound financial position, and the sale of the Tahoe position supports that strategy," said Chuck Jeannes, Goldcorp President and CEO. "With our gold production to date tracking well toward 2015 guidance, Goldcorp is positioned for growing free cash flow and financial flexibility."

The Common Shares to be sold under the Offering will be offered by way of a short form prospectus in all of the provinces and territories of Canada and will be offered in the United States pursuant to a prospectus filed as part of a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The Offering is scheduled to close on or about June 30, 2015 and is subject to certain customary closing conditions including, but not limited to, the receipt of all necessary approvals.

A written prospectus relating to the Offering may be obtained upon request by contacting GMP Securities L.P., Equity Capital Markets by telephone at 416-943-6105 or by email at ecm@gmpsecurities.com or BMO Capital Markets c/o The Data Group of Companies, by telephone at 905-696-8884 x4338 or by email at kennedywarehouse@datagroup.ca.

About Goldcorp

Goldcorp is one of the world's fastest growing gold producers.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the Offering, including the terms, potential completion and expected closing date of the Offering, future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, satisfaction by third parties of the conditions precedent to the completion of the Offering, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the completion of the Offering; risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2014 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 16:28e 15-JUN-15